Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2009

Dated: November 5, 2009

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	September 30, 2009	December 31, 2008

Rate at end of period	1.0707	1.2180
Average rate for period	1.1698	1.0660
High for period	1.2991	1.2935
Low for period	1.0649	0.9765

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	– Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	– Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	– Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	– Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	– Gram
g/tonne	– gram per metric ton	1	oz/t	=	34.2857	ppm
mg	– milligram	1	Carat	=	41.6660	mg/g
kg	– kilogram	1	ton (avdp.)	=	907.1848	kg
ug	– microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Glossary of Abbreviations

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) is dated November 5, 2009 and provides analysis of Quaterra’s financial results for the nine months ended September 30, 2009 compared to the same period in the prior year.

The following information should be read in conjunction with the Company’s unaudited financial statements for the nine months ended September 30, 2009 and the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts contained herein are in Canadian dollars.

The Company is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum,and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

The Company completed two private placements in September and October for total gross proceeds of $9,136,446. 15,341,410 common shares were issued including 114,000 shares of finders’ fees in relation to these private placements. Directors and Officers of the Company subscribed for a total of 1,019,450 units in the private placement. Proceeds of these private placements will be used to fund the Company’s exploration programs at Nieves and Americas-Mirasol silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses.

The NYSE Amex staff has also informed the Company that it has resolved certain of the NYSE Amex listing deficiencies reported via news release on May 21, 2009. However, the Company will need to demonstrate conformance with continued listing standards for two consecutive quarters before November 18, 2010.

Even though the Company’s cash position has been improved, the curtailment of some of its exploration programs and reduction of general and administrative costs remain the same. Senior management has voluntarily forfeited their salaries as indicated below:

i)	100% for the President and Chief Executive Officer effective January 16, 2009,
ii)	50% for the Vice President, Exploration effective December 2008, and
iii)	50% for the Chief Financial Officer effective December 2008.

Corporate Development - Property

On May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“FMEC”) for the Company’s Southwest Tintic copper project in Utah. In the terms of the agreement,

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

FMEC has the exclusive right and option to acquire a 70% ownership interest in the Southwest Tintic property by making a US$275,000 property payment and by spending US$4.725 million on exploration over four years. Upon earning a 70% interest in the property, FMEC will either fund the Company’s share of costs through the delivery of a bankable feasibility study or convert its interest to a 1% net smelter return royalty if it determines not to deliver such a feasibility study.

On July 30, 2009, the Company announced receipt of notification from FMEC that it would extend its earn-in option at the Southwest Tintic copper project in Utah by making a US$275,000 property payment and paying 2009 Bureau of Land Management claim maintenance fees. To keep the option in good standing, FMEC must make a minimum expenditure of US$750,000 by August 29, 2010.

On August 27, 2009, the Company signed an earn-in agreement with Freeport-McMoran Exploration Corporation of Phoenix, Arizona (FMEC), for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012.

On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing one million pre-consolidation shares and spending $3.0 million on exploration by December 31, 2012. The amount of $750 thousand of the $3.0 million is a firm commitment to be spent by December 31, 2012. Copper Ridge may increase its interest in the property to 65% by spending an additional $ 2.0 million on exploration by December 31, 2013.

Exploration

On March 19, 2009, the Company announced the discovery of a new silver vein at the Las Americas project in Durango, Mexico. Hole AMD-3 intersected 12 meters averaging 59 g/t silver, including 2.5 meters averaging 222 g/t silver. Rock chip sampling also delineated a gold target on the adjacent Mirasol prospect.

On March 2, 2009 the Company and 50% joint venture partner Blackberry Ventures 1, LLC. announced that Caracle Creek International Consulting Inc. of Toronto had completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico. The Nieves’ initial indicated resource confirmed 2.63 million tonnes averaging 110.2 g/t silver, containing 10.26 million ounces of silver and an inferred resource of 2.09 million tonnes averaging 96.6 g/t silver containing an additional 7.0 million ounces of silver. These figures are based on a cutoff grade of 60 g/t silver.

On January 26, 2009 the Company announced that Tetra Tech, Inc. of Golden, Colorado had completed an initial NI43-101 compliant independent resource estimate for the MacArthur Copper Project in Lyon County, Nevada. MacArthur’s initial measured and indicated oxide/chalcocite resource verified 57.36 million tons averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 75.83 million tons averaging 0.283% TCu contains 429.3 million pounds of copper. It also confirmed an inferred primary sulfide resource of 6.39 million tons averaging 0.539% TCu containing 68.9 million pounds of copper. All tonnage and grade figures for the oxide and chalcocite material were calculated using a cutoff grade 0.18% TCu. A cut-off of 0.30% TCu was used for primary sulfide material.

Update on Mineral Properties

MacArthur Property – Nevada

Tetra Tech of Denver, Colorado completed a 43-101 compliant independent technical report and resource estimate on the MacArthur project in January 2009. Using a cutoff grade of 0.18% total copper (TCu), MacArthur’s measured and indicated oxide/chalcocite resource totals 57.36 million tons averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper. The inferred oxide/chalcocite resource totals 75.83 million tons averaging 0.283% TCu

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

containing 429.3 million pounds of copper. An inferred primary sulfide resource of 6.40 million tons averaging 0.539% TCu contains 68.9 million pounds of copper.

A summary of Tetra Techs resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average Grade	Contained
Grade			Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.18	57,365	0.24	273,653
0.20	39,078	0.26	204,463
0.25	14,617	0.33	96,964
Inferred Copper Resources
0.18	75,832	0.28	429,336
0.20	57,484	0.31	359,766
0.25	29,287	0.40	234,917

Tetra Tech’s report confirmed that significant potential exists for developing additional mineral resources within and adjacent to the current drillhole pattern. The ultimate size of the MacArthur deposit remains unknown.

Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the drilling program successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that remains open for extension by additional drilling. The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles. The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by Quaterra’s deeper drillholes in the western and northern margins of the drilled area. The primary copper mineralization in the northern area is a target for a possible porphyry center.

The results of the MacArthur drilling program have been supported by an interpretation of a helicopter-borne aeromagnetic survey coupled with an inversion of historical IP data. The interpretation is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling.

A Plan of Operations drilling permit and bonding for the MacArthur project is anticipated for final approval in mid-November. The permit will authorize drilling throughout much of the project area. In preparation for the upcoming program, the Company has signed a 15,000 foot RC drilling contract with Diversified Drilling LLC. to determine the extent of high grade copper oxides north of the MacArthur pit and to test an undrilled area west of the pit.

An induced polarization geophysical survey is in progress at MacArthur to locate deep holes that will test the North Porphyry target and an area of strong alteration along the western margin of the property. A 4,000 foot core drilling program to test the primary sulfide targets is being planned for early 2010.

Acquisition costs incurred to September 30, 2009 were $1,064,926 and exploration expenditures were $7,974,518 for a total of $9,039,444. Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Yerington – Nevada

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review period has been extended until February 12, 2010. A series of environmental, legal and technical due diligence studies have been completed.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (ESA) in April 2008 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. is in the process of updating the report, with expected completion within the next two months.

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion. A legal description of the property has been completed including a chain of title report. Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company (ARC) that will define, limit and protect the Company from existing liabilities on the property.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming. To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains significant under-explored potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored, including the large and only partially delineated Bear deposit.

Acquisition costs incurred to September 30, 2009 were $1,609,148 and exploration expenditures were $726,246 for a total of $2,335,394. Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019.

Alaska Properties

Duke Island – Alaska

On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska.

Copper Ridge proposes to immediately carry out a surface mapping and sampling program over the core of the main Marquis prospect and to extend the NSAMT survey over the relatively unexplored Monte prospect to the south. This work will be followed by a 1,500 meter drill test of the highest priority drill targets to be carried out during the 2010 field season.

The Agreement provides that Copper Ridge can earn up to a 51% interest in the Duke Island Property by issuing one million pre-consolidation shares and spending $3 million on exploration by December 31, 2012. The amount of $750,000 of the $3,000,000 is a firm commitment to be spent by December 31, 2010. The firm commitment of $600,000 will be allocated to drilling expenses to target the intrusive to a depth of up to 2,000 feet. Copper Ridge may increase its interest in the Duke Island Property to 65% by spending an additional $2 million on exploration by December 31, 2013. The Agreement is subject to regulatory approval.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Herbert Glacier Gold Project – Alaska

The Company has conducted only maintenance work on its Herbert Glacier projects during the period.

Total acquisition costs incurred to September 30, 2009 for both Duke Island and Herbert Glacier properties were $301,124 and exploration expenditures were $2,409,685 for a total of $2,710,809. Acquisition costs incurred to December 31, 2008 were $254,772 and exploration expenditures were $2,357,173 for a total of $2,611,945.

Uranium Project – Arizona, Utah and Wyoming

The Company’s Arizona Strip drilling program has proven the validity of the geophysical targets and added significantly to the prospective value of more than 200 untested VTEM anomalies on Quaterra’s properties. Future drilling programs to explore these targets will necessarily be subject to funding and the status of public lands in the district. Past operations have an exemplary record of prudent mining and reclamation.

Although the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, anti-mining interests are currently pursuing the removal of the district from mineral entry. On July 20, 2009, the Department of the Interior (DOI) announced a decision to segregate 1 million acres of federal lands in the Arizona Strip for two years to allow an evaluation as to whether the DOI should withdraw the lands from new mining claims for a period of 20 years. The release states that the segregation would prohibit new mining claims in the designated areas but “would not prohibit ongoing or future mining or extraction operations on valid pre-existing claims.”

It is the Company’s view, based on advise from Counsel, that mining companies holding valid claims within the almost one million acres of land segregated from mining may exercise notice operations to confirm or corroborate previous work on existing claims. However, the Company will not commit significant expenditures on additional Arizona Strip exploration projects until the legal status of exploration and mining operations in the area is clarified. Unpatented claims currently held by the Company in the area of segregation have been reviewed and prioritized to establish a land position consisting of 1,004 claims and one state lease that covers approximately 21,000 acres. The optimized land position controls 195 VTEM anomalies that include Quaterra’s best breccia pipe targets with a maintenance cost that can be supported ed throughout the two year period.

The uranium exploration program has proven the validity of the VTEM targets and added significantly to the prospective value of the geophysical anomalies on Quaterra’s properties. The Company’s Arizona Strip assets now include 3 mineralized breccia pipes; one which could be among the larger identified in the district, 4 probable pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible pipe structures that have been defined by shallow drilling or have pipe structures clearly visible at the surface. Future drilling programs to explore these targets will necessarily be subject to the status of public lands in the district. The uranium of this prolific district represents an enormous domestic supply of clean energy at a time when it is critical to the needs of the country.

Acquisition costs incurred to September 30, 2009 were $3,752,749 and exploration expenditures were $7,270,133 for a total of $11,022,882. Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965.

Nieves Property – Mexico

The Company and its 50% joint venture partner Blackberry Ventures 1, LLC completed a 24 core hole drilling program totaling 6,173 meters from May to August 2008 which was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along a portion of the Concordia vein system. These holes, in combination with previous holes completed by the joint venture, provided approximately 50-meter drill coverage both along strike and down dip on a 400 meter section of the vein, which was adequate to calculate an initial resource estimate. The NI43-101 compliant independent resource estimate was prepared by Caracle Creek International Consulting Inc. of Toronto, Canada:

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Estimated mineral resources1
Concordia vein system, Nieves Property

Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2 )	Au (oz2 )
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373

1) Prepared by Michelle Stone, P. Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 60 g/t Ag.
2) 1 troy ounce = 31.103 grams.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 meters or less to expand the mineralization. The resource estimate was subjected to significant capping of high grade values due to drill hole spacing. Closer spaced drilling on 10-20 meter centers to define the extent of high grade mineralization (+500 g/t silver) may increase the population of high grade silver samples which would increase grades.

The Company is confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model. Moreover, the chances of significantly expanding the resource are excellent, considering that the current resource estimate covers only one-third of the Concordia vein and several other veins with high grade mineralization occur on the property. The Company has signed a drilling contract with BD Drilling Mexico and plans to begin drilling by mid-November.

Since inception to September 30, 2009, the Company had incurred $1,399,512 for acquisition costs and $1,800,800 for exploration expenditures giving a total of $3,200,312 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,286,715 for its 50% interest in Nieves.

Since inception to December 31, 2008, the Company had incurred $1,355,726 for acquisition costs and $1,734,890 for exploration expenditures giving a total of $3,090,616 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,183,951 for its 50% interest in Nieves.

Mirasol – Las Americas – Mexico

The Americas-Mirasol-Tecolotes projects, located in eastern Durango in the central part of the Mexico Silver Belt, are a group of contiguous concessions covering an area of 94,107 hectares (363 square miles). Six widely spaced reconnaissance core holes totaling 2,515 meters were completed at Americas in the fourth quarter of 2008 to evaluate a series of northwesterly striking epithermal quartz veins.

One of the holes contained significant silver mineralization. Hole AMD-3 intersected 12 meters of 59 g/t silver in the Marimar vein beginning at a depth of 84 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

Continued mapping and sampling in the adjacent Mirasol concession has identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

Geophysical surveys and drilling are planned for both the Americas and Aguila prospects, with drilling tentatively scheduled to begin in the first quarter of 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over a four year period.

Acquisition costs incurred to September 30, 2009 were $367,601 and exploration expenditures were $1,777,249 for a total of $2,144,850. Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387.

Los Crestones Project – Mexico

The Company has conducted only claim maintenance work at Crestones during the period.

Acquisition costs incurred to September 30, 2009 were $87,142 and exploration expenditures were $1,393,539 for a total of $1,480,681. Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204.

Other Properties

Wassuk Project, Nevada

The Company contracted Zonge Geophysics to conduct induced polarization (IP)/resistivity survey on the Wassuk project to identify possible drill targets for porphyry copper mineralization. The survey has completed four widely spaced lines; each approximately 3 miles in length to achieve a preliminary geophysical reconnaissance of most of the Wassuk property. Data from the program is in the process of final evaluation. Future drilling on the project will be subject to the survey results.

Other properties of the Company include various properties in the USA, and Mexico. See Note 6 in the consolidated financial statements for the period ended September 30, 2009.

Future plans

MacArthur: Additional drilling is planned during November 2009 expected with final approval of the new bonding associated with the October 28, 2009- approved Plan of Operations. A minimum of 15,000 ft of initial drilling will continue to outline known mineralization and to test for expansion of new mineralization known as the North Porphyry Target. The Plan of Operation authorizes 272 new drill-hole locations. Additonal work will include preliminary metallurgical testing, geophysical studies, and a review of district exploration data from the Anaconda Library archive at the University of Wyoming.

Nieves: Drilling completed in 2008 at the Nieves Silver Project was successful in defining a large proportion of the resource as an indicated mineral resource category. This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of the current drilling extents. The Company and Blackberry Ventures LLC are confident that closer-spaced drilling within the currently defined resource, scheduled to begin in mid-November, will demonstrate continuity of high-grade zones that were difficult to constrain in the current model.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Mineral Property Expenditure

During the period ended September 30, 2009, the Company incurred $2,258,386 on mineral property expenditures. The total mineral properties expenditure was allocated as follows; 334.31% on MacArthur, 22.40% on Uranium properties, 13.61% on Yerington, 5.11% on Mirasol and Americas, 4.86% on Nieves, 4.38% on the Alaska properties (Duke Island), 15.180% on other properties, and 0.15% on Los Crestones.

Information on all mineral property expenses by property can be found in Note 6 of the interim consolidated financial statements dated September 30, 2009.

The deferred mineral property costs as at September 30, 2009 were as follows:

All Mineral Properties	Balance	Additions			Change during	Total
	December 31, 2008	Q1	Q2	Q3	the Period	September 30, 2009
Summary by Expenditures
Total acquisitions	$9,557,859	$541,728	$290,092	$346,337	$1,178,157	$10,736,016
Total exploration	23,327,212	613,569	222,494	244,166	1,080,229	24,407,441
Total	$32,885,071	$1,155,297	$512,586	$590,503	$2,258,387	$35,143,457

Summary by Property
Nieves, net of cost recovery	$3,090,616	$47,449	$26,211	$36,036	$109,696	$3,200,312
Mirasol–Americas	2,029,387	85,369	10,660	19,434	115,463	2,144,850
Los Crestones	1,477,204	668	2,809	–	3,477	1,480,681
MacArthur copper	8,264,608	451,550	109,765	213,521	774,836	9,039,444
Yerington copper	2,028,019	97,412	115,307	94,656	307,375	2,335,394
Alaskan properties	2,611,945	30,329	1,250	67,285	98,864	2,710,809
Uranium properties	10,516,965	185,387	73,850	246,680	505,917	11,022,882
Other properties	2,866,327	257,133	172,734	(87,109)	342,758	3,209,085
Total	$32,885,071	$1,155,297	$512,586	$590,503	$2,258,386	$35,143,457

Review of Financial Results

For the nine months ended September 30, 2009 (“2009”), the Company reported a net loss of $3,079,160 compared to a net loss of $5,072,084 for the same period in previous year (“2008”). The decrease of $1,992,924 in loss in 2009 was mainly attributable to the decrease of stock-based compensation and cost deduction in general and administration. A comparison of general and administration cost for the nine months ended September 30, 2009 and 2008 is provided in the table below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

	Nine months ended September 30,		Increase
	2009	2008	(decrease)
General and administrative expenses
Administration and office expenses	550,686	530,398	20,288
Consulting	291,643	539,197	(247,554)
Directors and officers fees	118,373	99,999	18,374
Investor relations and communications	118,588	356,929	(238,341)
Professional fees	297,526	537,885	(240,359)
Transfer agent and regulatory	145,187	154,080	(8,893)
Salaries and benefits	290,181	326,046	(35,865)
Travel & promotion	33,789	123,458	(89,669)
	1,845,973	2,667,992	(822,019)

Other expenses (income) and non–cash items:
General exploration	327,791	455,274	(127,483)
Interest income	(875)	(53,169)	52,294
Foreign exchange loss (gain)	(688,304)	(432,518)	(255,786)
Joint venture admin fee	(10,970)	(58,971)	48,001
Interest and financing costs	485,188	7,374	477,814
Stock–based compensation	982,641	2,428,555	(1,445,914)
WFair value of warrant re–pricing	84,115	–	84,115
Amortization	53,601	57,547	(3,946)
	1,233,187	2,404,092	(1,170,905)

Total	$3,079,160	$5,072,084	$(1,992,924)

General Administrative Expenses

General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

General administrative expenses were reduced by $822,019 from $2,667,992 in 2008 to $1,845,973 in 2009 (excluding stock-based compensation and amortization), reflecting cost deduction in and lower activities in 2009. .A summary of the changes is outlined below:

a)	Administration and office general expenses increased by $20,288 from $530,398 in 2008 to $550,686 in 2009 due to the increase in the cost of insurance charges in 2009.
b)	Professional fees decreased by $240,359 from $537,885 in 2008 to $297,526 in 2009 resulting from lower use of corporate counsel in the United States.
c)	Investor relations and communications decreased by $238,341 from $356,929 in 2008 to $118,588 in 2009 resulting from reduced promotional activities and conferences.
d)	Consulting fees decreased by $247,554 from $539,197 in 2008 to $291,643 in 2009 due to lower use of Sarbanes-Oxley qualified consultants assisting the Company becoming SOX 404 compliant.
e)	Salaries and benefits decreased by $35, 865 from $326,046 in 2008 to $290,181 in 2009 resulting from the voluntarily salary reduction from the CEO and VP Exploration of the Company.
f)	Directors and CFO fees increased by $18,374 from $99,999 in 2008 to $118,373 in 2009 resulting from increased compensation package to the Board members effective July 2008.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Other and Non-Cash Expenses (Income)

a)

Exploration costs: Exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs were decreased by $127,483 from $455,274 in 2008 to $327,791 in 2009 due to a slow down general exploration activities carried out in the United States and Mexico.

b)

Foreign exchange: the Company recognized a foreign exchange gain of $688,304 in 2009 compared to $432,518 in 2008 due to the strengthening Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)

Stock-based compensation decreased by $1,445,914 from $2,428,555 in 2008 to $982,641 in 2009. The current stock-based compensation represents the fair value amounts for the stock options granted in June 2008. The value of stock-based compensation was determined by Black Scholes option pricing model.

d)

Higher interest and financing costs in 2009 are the result of interest cost and finders fees on the convertible notes. The notes bear a 10% interest rate per annum and incurred a US$52,200 finders’ fee paid in January 2009.

e)	The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs on a quarterly basis.

Quarterly Info and Trend

The following quarterly information is derived from the Company’s consolidated financial statements:

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Operating expenses	$(627,501)	$(540,287)	$(731,784)	$(1,045,336)
Interest earned	522	71	282	2,386
Joint venture admin	3,604	2,621	4,745	9,755
Foreign exchange	505,089	409,851	(226,638)	13,600
General exploration	(165,668)	(38,899)	(123,224)	(178,467)
Loss	(283,954)	(166,643)	(1,076,619)	(1,198,062)
Stock–based compensation	(192,378)	(382,776)	(407,487)	(530,283)
Fair value of warrant re–pricing	–	(84,115)	–	–
Financing costs	(150,128)	(163,173)	(171,887)	(33,752)
Net (Loss) gain	(626,460)	(796,707)	(1,655,993)	(1,762,097)
Basic (loss) per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Operating expenses	$(847,581)	$(1,063,668)	$(821,664)	$(676,059)
Interest earned	17,572	24,949	10,648	41,355
Joint venture admin	33,570	22,245	3,156	47,859
Foreign exchange	432,199	(164,454)	164,773	(44,294)
General exploration	(267,439)	(119,846)	(67,989)	(31,449)
Loss	(631,679)	(1,300,774)	(711,076)	(662,588)
Stock–based compensation	(305,942)	(1,713,095)	(409,518)	1,620,850
Net (Loss) gain	(937,621)	(3,013,869)	(1,120,594)	958,262
Basic (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.01

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The company receives a management fee on the Blackberry joint venture, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico, but reports in Canadian dollars.
  Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Related Party Information

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see financial statements Note 9 for more detailed information.

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008 and December 2008, to retain the services of Scott Hean as Chief Financial Officer.

On March 17, 2009, the President and CEO of the Company lent US$200,000 (the “Loan”) to the Company for operating expenditures. The Loan has a one year term at an annual interest rate of 4.5% .

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. As at September 30, 2009, the Company has cash and cash equivalents of $4,756,444. The Company will need to rely on the sale of such securities and / or the sale of assets of entity into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

At September 30, 2009, the Company had a working capital of $3,598,060 compared to a working capital deficiency of $504,419 as at December 31, 2008. During the period ended September 30, 2009, the Company received gross proceeds of $5,774,523 from private placement, US$960,000 from exercise of warrants, additional US$1,170,300 from convertible notes, $33,220 cash through the exercise of stock options, U$159,609 from Blackberry Joint Venture Partner.

In nine months ended September 30, 2009, the Company spent $879,476 (2008 - $2,914,580) in operations and $3,168,445 (2008 - $10,538,816) in mineral property expenditures including US$726,912 property option payments.

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions. Management is discussing financing options with a number of investment advisors. Additionally, management is considering bringing partners into some of its exploration projects and restructuring payment terms for some property acquisitions.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Commitments and Contingencies

As at November 5, 2009, the Company has the following contractual and optional obligations:

		Less than 1		More than 5
	Total	year	4–5 years	years
Mineral properties (a)	$11,911,273	$177,469	$3,554,725	$1,809,485
Office Lease (b)	387,500	12,500		–
Service agreement (c)	–	–	–	–
Total	$12,298,773	$189,969	$3,554,725	$1,809,485

a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for Willow Creek property in each of 2009 (issued) and 2010.

b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012. The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

In September 2008, three anti mining groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona Strip and the economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, the Company believes the lawsuit is without legal merit and is taking actions to protect its interests.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 5, 2009, 104,806,502 common shares were issued and outstanding, 21,654,701 warrants were outstanding at a weighted average exercise price of S$0.77 and 7,022,000 stock options were outstanding at a weighted average exercise price of $2.59 of which 6,613,650 were fully vested.

Off Balance Sheet Arrangements

None.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Disclosure Controls and Internal Control over Financial Reporting

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial report was effective as of September 30, 2009 and there have been no significant changes to internal control over financial reporting in the nine months ended September 30, 2009.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the period ended September 30, 2009, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies and Recent Accounting Pronouncements

The Company’s significant accounting policies are subject to estimates and, key judgments about future events, many of which are beyond management’s control. A detailed summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2008.

Accounting Policies Changes

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which established standards for the recognition, measurement, presentation, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

Recent Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.

The Company has completed a preliminary diagnostic and developed an IFRS conversion implementation plan, which includes a detailed assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion of the Company’s information technology systems, internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurements.

The Company is completing an analysis of the significant IFRS-GAAP differences with respect to the Company’s financial statements and disclosures. The Company will quantify the potential effect of theses differences as part of the conversion implementation plan. Certain key members of the accounting department of the Company have been attending in-depth training sessions regarding IFRS-GAAP differences with a particular focus on how they apply to entities in the mining industry.

In January 2009, the AcSB issued new Handbook sections: 1582, “Business Combinations”, 1601, “Consolidations”, and 1602, “Non-Controlling Interests”. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon its ability to commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2009

The ability to attract capital to the Company is dependent on commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.